UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: N/A

Commission file number: _________

ACASTI PHARMA INC.
(Exact Name of Registrant as Specified in its charter)

Québec, Canada	2836	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

225, Promenade du Centropolis, bureau 200
Laval, Québec
H7T 3B3
(450) 687-2262
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐ Yes ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     Yes  ☐   No  ☐

PRINCIPAL DOCUMENTS

The documents filed as Exhibits 99.1 through 99.47 hereto are each incorporated by reference into this registration statement on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A summary of Acasti’s contractual obligations at February 29, 2012 is summarized as follows:

	TOTAL	LESS	1-3	3-5	GREATER
		THAN 1	YEARS	YEARS	THAN 5
		YEAR			YEARS
Payables	$995,662	$995,662	$-	$-	$-
Due to parent corporation	$263,856	$263,856	$-	$-	$-
Research and development contracts	$2,290,547	$1,230,547	$1,060,000	$-	$-
Total	$3,550,065	$2,490,065	$1,060,000	$-	$-

License agreement

The Registrant is committed under a license agreement to pay its parent company, Neptune Technologies and Bioressources Inc. (“Neptune”), until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Registrant’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Registrant to third parties. After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula. In addition, the license agreement provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000 and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Registrant has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.  The Registrant can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.  In addition, the Registrant is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement. Included in “Due to parent corporation” in the table above is an amount of $49,084 due to Neptune under the license agreement.

Research and development contracts

With respect to “Research and development contracts” in the table above, in the normal course of business, the Registrant has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Registrant has reserved certain rights relating to these projects.  The Registrant initiated research and development projects that will be conducted over a 12 to 24 month period for a total estimated cost of $4,136,000. As at February 29, 2012, an amount of $248,050 is included in “Trade and other payables” in the table above. The amount of $2,290,547 included in “Research and development contracts” above represents purchase obligations under committed contracts for which services will be rendered after February 29, 2012.

FORWARD LOOKING STATEMENTS

Statements included or incorporated by reference in this registration statement on Form 40-F that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Registrant to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.  Such risks, uncertainties, and other unknown factors include, but are not limited to, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates). In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements containing the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” and similar terms to be uncertain and forward-looking. The forward-looking statements included or incorporated by reference herein are also subject generally to other risks and uncertainties that are described in the Registrant’s “Management’s Discussion and Analysis of the Financial Situation and Operating Results – 2012” and in the Registrant’s “Application for the Listing of the Class A Common Shares of Acasti Pharma Inc.” (included, respectively, as Exhibits 99.40 and 99.3 hereto and available online at www.sedar.com).

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant has prepared its financial statements, which are filed with this registration statement on Form 40-F as Exhibits 99.18, 99.27, 99.32  and 99.41, in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises which, with respect to the preparation of all interim and annual financial statements relating to periods beginning on or after January 1, 2011, is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) incorporated into the CICA Handbook Part 1.  The presentation of such financial statements differs from United States generally accepted accounting principles (“U.S. GAAP”) and such financial statements are subject to Canadian auditing and auditor independence standards. Such financial statements therefore may not be comparable to financial statements prepared in accordance with U.S. GAAP.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking.  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F or transactions in said securities.

B.  Consent to Service of Process.  Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ACASTI PHARMA INC.

By: /s/ Xavier Harland
Name: Xavier Harland
Title: Chief Financial Officer

Date:  July 20, 2012

EXHIBIT INDEX

99.1	News Release – March 24, 2011

99.2	Form 5D Escrow Agreement – March 25, 2011

99.3	Application for the Listing of the Class A Common Shares of Acasti Pharma Inc. – March 25, 2011

99.4	News Release – March 30, 2011

99.5	News Release – March 31, 2011

99.6	Material Change Report – April 4, 2011

99.7	Notice of the Meeting and Record Date – April 21, 2011

99.8	Notice of Meeting – May 27, 2011

99.9	Management Information Circular – May 27, 2011

99.10	Form of Proxy – May 30, 2011

99.11	Technology License Agreement - June 9, 2011

99.12	News Release – June 16, 2011

99.13	News Release – June 17, 2011

99.14	Rights Offering Circular – June 17, 2011

99.15	News Release – June 30, 2011

99.16	News Release – July 21, 2011

99.17	Management’s Discussion and Analysis of the three-month periods ended May 31, 2011 and 2010 – August 15, 2011

99.18	Interim Financial Statements and Report for the three-month periods ended May 31, 2011 and 2010 – August 15, 2011

99.19	News Release – August 15, 2011

99.20	News Release – September 8, 2011

99.21	News Release – September 16, 2011

99.22	News Release – September 21, 2011

99.23	News Release – October 4, 2011

99.24	News Release – October 14, 2011

99.25	News Release – October 20, 2011

99.26	Management’s Discussion and Analysis of the three-month and six-month periods ended August 31, 2011 and 2010 – November 1, 2011

99.27	Interim Financial Statements and Report for the three-month and six-month periods ended August 31, 2011 and 2010 – November 1, 2011

99.28	News Release – December 5, 2011

99.29	News Release - December 7, 2011

99.30	News Release – January 9, 2012

99.31	Management’s Discussion and Analysis of the three‐month and nine‐month periods ended November 30, 2011 and 2010 – January 16, 2012

99.32	Interim Financial Statements and Report for the three‐month and nine‐month periods ended November 30, 2011 and 2010 – January 16, 2012

99.33	News Release – January 17, 2012

99.34	News Release – February 7, 2012

99.35	News Release – February 13, 2012

99.36	Early Warning Report – February 14, 2012

99.37	News Release – March 6, 2012

99.38	Notice of Meeting and Record Date – April 21, 2012

99.39	Annual Report for the Year ended February 29, 2012 – May 24, 2012

99.40	Management’s Discussion and Analysis of the Financial Situation and Operating Results 2012 – May 24, 2012

99.41	Audited Annual Financial Statements for the years ended February 29, 2012 and February 28, 2011 – May 24, 2012

99.42	News Release – May 24, 2012

99.43	Notice of Meeting – May 25, 2012

99.44	Management Information Circular - May 25, 2012

99.45	Form of Proxy – May 25, 2012

99.46	News Release - July 9, 2012

99.47       Consent of KPMG LLP